Exhibit 3.29

CERTIFICATE OF FORMATION

OF

LIBERMAN BROADCASTING OF DALLAS LICENSE LLC

This Certificate of Formation of Liberman Broadcasting of Dallas License LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. Name. The name of the limited liability company formed hereby is Liberman Broadcasting of Dallas License LLC.

2. Registered Office. The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

3. Registered Agent. The name and address of its registered agent for service of process in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 26th day of March 2007.

By:	/s/ Lenard D. Liberman
Lenard D. Liberman
Authorized Person